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12062986

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWENEY CARTWRIGHT &

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 South High Street, Suite 300
(No. and Street)

Columbus (City) Ohio (State) 43215-3438 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Keklak 614-228-5391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

10 west Broad Street, Suite 1700 (Address) Columbus (City) Ohio (State) 43215-3713 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stephen Cartwright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sweney Cartwright & Co., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL L. MILLER
NOTARY PUBLIC - STATE OF OHIO
Recorded in Franklin County
My commission expires Oct. 13, 2016

Stephen Cartwright
Signature

President
Title

Crystal L Miller
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & CO.

FINANCIAL STATEMENTS
September 30, 2012

SWENEY CARTWRIGHT & CO.
Columbus, Ohio

FINANCIAL STATEMENTS
September 30, 2012

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 10

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 12

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 13

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Sweney Cartwright & Co.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Sweney Cartwright & Co. (the "Company") as of September 30, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules as of September 30, 2012: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented on pages 10 through 13 for the purpose of additional analysis and are not a required part of the financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP
Crowe Horwath LLP

Columbus, Ohio
November 20, 2012

SWENEY CARTWRIGHT & CO.
STATEMENT OF FINANCIAL CONDITION
September 30, 2012

Assets	
Cash and cash equivalents	$ 102,271
Cash segregated in special reserve account	110,000
Deposits with clearing organizations	421,987
Receivable from customers	36,521
Accrued interest and dividends receivable	23,907
Securities owned, at fair value:	
State and municipal obligations	2,097,641
Corporate equity securities	786,191
Corporate fixed income securities	76,362
Mutual fund – municipal securities	1,748,476
Deferred income taxes, net	39,149
Other assets	55,021
Total assets	$ 5,497,526
Liabilities and Stockholders' Equity	
Liabilities	
Line of credit borrowing	$ 660,000
Payable to customers	7,543
Payable to clearing organizations	17,043
Accrued liabilities	147,275
Total liabilities	831,861
Stockholders' equity	
Common stock (par value: $0.50 per share):	
100,000 shares authorized; 28,857 shares issued and outstanding	14,429
Retained earnings	4,651,236
Total stockholders' equity	4,665,665
Total liabilities and stockholders' equity	$ 5,497,526

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF OPERATIONS
For the year ended September 30, 2012

Revenues	
Commissions and fees	$ 1,758,591
Net trading gains	641,921
Interest and dividends	216,109
Underwriting profit	3,791
Other	7,385
	2,627,797
Operating expenses	
Compensation and commissions	1,759,861
Custody and clearing charges	120,698
Information systems and other service charges	336,669
Rent and office operations	108,417
Communications	38,707
Interest	6,349
Floor brokerage	39,047
Local and state taxes	42,700
Other	96,294
	2,548,742
Income before income taxes	79,055
Income tax benefit	37,168
Net income	$ 116,223

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2012

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, October 1, 2011	30,625	$ 15,312	$ 5,122,829	$ 5,138,141
Net income	-	-	116,223	116,223
Repurchase and retirement of $0.50 par value common stock	(1,768)	(883)	(299,245)	(300,128)
Dividends paid	-	-	(288,570)	(288,570)
Balances, September 30, 2012	28,857	$ 14,429	$ 4,651,236	$ 4,665,665

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2012

Cash flows from operating activities	
Net income	$ 116,223
Changes in assets and liabilities:	
Cash segregated in special reserve account	35,000
Deposits with clearing organizations	(20,222)
Receivable from customers	105,601
Accrued interest and dividends receivable	23,786
Securities owned	647,354
Deferred taxes and other assets	35,405
Payable to customers	(12,872)
Payable to clearing organization	5,898
Accrued liabilities	(20,843)
Net cash provided by operating activities	915,330
Cash flows from financing activities	
Repurchase of Company stock	(300,128)
Cash dividends	(288,570)
Repayment of line of credit borrowing, net	(390,000)
Net cash used in financing activities	(978,698)
Net decrease in cash and cash equivalents	(63,368)
Cash and cash equivalents at beginning of year	165,639
Cash and cash equivalents at end of year	$ 102,271

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ 6,349
Income taxes	$ -

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business: Sweney Cartwright & Co. (the "Company") is an SEC-registered broker-dealer in securities and member of the Financial Industry Regulatory Authority ("FINRA"), specializing in sales of investment grade stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities: The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis and recorded on the Statement of Operations as net trading gains. Customers' securities transactions, where the Company serves as an agent, are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and Securities sold, but not yet purchased are stated at fair value. The resulting difference between cost and fair value is included in income. The Company determines fair value by using public market quotations, quoted prices from dealers or recent market transactions, depending upon the underlying security.

Underwriting Profits: Underwriting profits include fees net of expenses, arising from securities offerings in which the Company acts as an underwriter, and are recognized when the transaction is complete (generally trade date). Concession fees are also included in underwriting profits and recorded on trade date. The difference between the price paid by the public or investors and the contract price less certain direct related expenses represents the underwriting profit or loss.

Furniture and Equipment: Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2012 the Company had $2,271 held on deposit at Huntington National Bank and $100,000 held on deposit at Park National Bank, of which, up to $250,000 is insured at each institution by the Federal Deposit Insurance Corporation "FDIC".

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The effect of adopting this new guidance was not material to the Company's financial position or results of operations.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $110,000 has been segregated in a special reserve bank account for the exclusive benefit of customers as required under Rule 15c3-3 of the Securities and Exchange Act of 1934.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers represent amounts due on cash and when-issued transactions. The Company does not extend margin transactions to their customers, thus, no allowance is deemed necessary for uncollectible accounts. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 – SHORT-TERM BORROWINGS

During the year ended September 30, 2012, the Company maintained unsecured demand lines of credit that total $5,000,000. The interest rate is determined based on the daily fluctuating LIBOR plus 2%. The rate at which the Company could borrow on this line of credit, was 2.25% at September 30, 2012. At September 30, 2012, the Company had a balance of $660,000 drawn on the lines of credit.

NOTE 5 – INCOME TAXES

During the year ended September 30, 2012, the Company had tax exempt interest income of approximately $151,000. Current tax benefit totaled $33,744 and deferred tax benefit totaled $3,424 for the year ended September 30, 2012. The effective tax rate differs from the statutory rate of 34% principally due to tax-exempt interest income.

Deferred tax assets totaled $40,982 and deferred tax liabilities totaled $1,833 at September 30, 2012, including a net operating loss carry-forward deferred tax asset of $19,576. As of September 30, 2012, based upon projections of future taxable income, the Company has determined that it is more likely than not to realize $39,149 of net deferred tax assets in future years.

(Continued)

NOTE 5 – INCOME TAXES (Continued)

At October 1, 2011 and September 30, 2012 there were no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next twelve months.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by federal taxing authorities for tax years prior to 2008 The tax years 2008-2011 remain open for examination by the U.S. taxing authorities.

NOTE 6 – STOCK REPURCHASE AND PURCHASE AGREEMENTS

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock contingent upon notice from an individual stockholder. The stock would be purchased by the Company at book value. During fiscal year 2012, the Company repurchased 1,768 shares of stock from the Company's majority stockholder, in the amount of $299.245.

On September 12, 2005, one of the Company's stockholders entered an agreement with one of the Company's officers allowing the officer the option to purchase 1,000 shares of the Company's stock from the other offering stockholder at a weighted average price of $139 between January 1, 2009 and 2016.

NOTE 7 - PREMISES AND EQUIPMENT

The Company leases its office under a lease expiring on December 31, 2013. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,	
2013	$ 79,951
2014	19,988
	$ 99,939

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $79,229 for the year ended September 30, 2012.

NOTE 8 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and settles customer securities transactions on a basis of delivery versus payment. The risk with these transactions is that customers may fail to satisfy their obligations requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

At September 30, 2012, the Company did not have any outstanding "when issued commitments" to purchase municipal bonds from customers, dealers or commitments from other investors to purchase these bonds upon issuance at year end.

NOTE 9 – EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company's contribution and expense to the Plan for fiscal year 2012 was $21,650.

NOTE 10 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned: The fair values for securities owned are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. Securities owned and measured at fair value on a recurring basis are summarized below.

Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at September 30, 2012, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Securities owned				
State and municipal obligations	$ -	$ 2,097,641	$ -	$ 2,097,641
Corporate equity securities	4,029	782,162	-	786,191
Corporate fixed income securities	2,397	15,465	58,500	76,362
Mutual fund – municipal securities	1,748,476	-	-	1,748,476
	$ 1,754,902	$ 2,895,268	$ 58,500	$ 4,708,670

(Continued)

NOTE 10 – FAIR VALUE MEASUREMENTS (Continued)

Current assets, such as cash and deposits with clearing organizations, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities such as the Company's line of credit, payables, and other liabilities are carried at amounts approximating fair value based on their relatively short due dates.

At September 30, 2012, the Company owns a security valued at $58,500 using level 3 methods, which is collateralized by a land trust that receives lease payments on a 99 year lease that is renewable in 2029. Due to uniqueness of the security and absence of trading activity, significant unobservable inputs are used by the Company to value the security. A discounted cash flow model is used to value the security based on perpetual yield of 11%.

The following table presents assets measured at fair value using significant unobservable inputs (level 3) for the year ended September 30, 2012:

Balance at October 1, 2011	$ 52,800
Purchased	1,200
Net realized gains included in earnings	4,500
Balance at September 30, 2012	$ 58,500

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At September 30, 2012, the Company had net capital of $3,909,152, which was $3,659,152 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 21.28%.

In October 2012, the Company repurchased and retired 2,000 shares of $0.50 par value common stock, which reduced stockholders' equity by approximately $340,000.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-15 OF THE SECURITIES AND EXCHANGE ACT OF 1934

SWENEY CARTWRIGHT & CO.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2012

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 4,665,665
OTHER DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Securities owned not readily marketable	349,086
Exchange membership	3,500
Certain receivables from clearing organization	6,970
Other assets	84,170
Other deductions and or charges	6,500
Total deductions and/or charges	450,226
Net capital before haircuts on security positions	4,215,439
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
State and municipal obligations	112,116
Corporate obligations	554
Stocks and warrants	71,224
Other securities	122,393
Total haircuts	306,287
NET CAPITAL	$ 3,909,152
AGGREGATE INDEBTEDNESS	
Bank loans payable	$ 660,000
Fails to receive	10,195
Payable to customers	7,543
Accounts payable, accrued expense and other liabilities	154,123
TOTAL AGGREGATE INDEBTEDNESS	$ 831,861
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$ 250,000
EXCESS NET CAPITAL	$ 3,659,152
EXCESS NET CAPITAL AT 1500% (net capital in excess of 1/15th of aggregate indebtedness)	$ 3,853,695
EXCESS NET CAPITAL AT 1000% (net capital in excess of 1/10th of aggregate indebtedness)	$ 3,825,966
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	21.28%

(Continued)

SWENEY CARTWRIGHT & CO.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2012

RECONCILIATION WITH THE COMPANY'S COMPUTATION

Net capital, as reported in Company's originally filed part II (unaudited) FOCUS report	$	3,802,439
Audit adjustments for income tax expense and current/deferred tax assets (net) and discretionary bonus accrual		106,713
Net capital, as reported above	$	3,909,152
Aggregate indebtedness, as reported in Company's originally filed Part II (unaudited) FOCUS report	$	875,111
Audit adjustment for income tax expense and current/deferred tax liabilities (net) and discretionary bonus accrual		(43,250)
Aggregate indebtedness, as reported above	$	831,861

SWENEY CARTWRIGHT & CO.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2012

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None
A. Number of items	None

SWENEY CARTWRIGHT & CO.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2012

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 7,543
Customers' securities failed to receive	10,195
TOTAL CREDIT ITEMS	$ 17,738
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 1,095
TOTAL DEBIT ITEMS	$ 1,095
RESERVE COMPUTATION	
Excess of total credits over total debits	$ --
Amount held on deposit at September 30, 2012	$ 110,000
Amount of withdraw	$ (35,000)
New amount in reserve account after subtracting withdraw	$ 75,000

Note: The above computation does not differ materially from the computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3 included in Part II of the FOCUS Report filed by the Company as of September 30, 2012.